EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal S3 to Release Third Quarter 2013 Results
on November 27, 2013

YAHUD, ISRAEL, November 7, 2013 -- Magal S3 (NASDAQ GMS: MAGS, TASE: MAGS) announced that it intends to publish its third quarter 2013 results on November 27, 2013.

The Company will hold an investors’ conference call on the same day, at 10 am Eastern Time.

Investors’ Conference Call Information:

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
Israel Dial-in Number: 03 918 0687
UK Dial-in Number: 0 800 404 8418
International Dial-in Number:  +972 3 918 0687
at:

10 am Eastern Time; 7 am Pacific Time; 3pm UK Time; 5 pm Israel Time

A replay link of the call will be available from the day after the call on www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal Security Systems Ltd.
Eitan Livneh, CEO
Tel: +972-3-539-1421
Cell: +972-54-430-7370
Assistant: Ms. Elisheva Almog
E-mail: ElishevaA@magal-s3.com
Web: www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1 646 201 9246
Int’l dial: +972 3 607 4717
E-mail: magal@ccgisrael.com